EXHIBIT 99.1

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW Receives Nasdaq Delisting Notice
and Proceeds with Share Consolidation

Montréal, May 29, 2003 – Telesystem International Wireless Inc. (“TIW”) announces that it has received today a delisting determination notice from NASDAQ, indicating that TIW failed to comply with the US$ 1.00 minimum bid price requirement for continued listing and that its common shares are, therefore, subject to delisting from the NASDAQ SmallCap Market. TIW has the intention to request a hearing before a NASDAQ listing qualifications panel to review the staff determination. The hearing request will stay the delisting of TIW’s common shares pending the panel’s decision. There can be no assurance that the panel will grant TIW’s request for continued listing. The listing of TIW’s common shares on the Toronto Stock Exchange is unaffected.

TIW also announces that its Board of Directors has decided to proceed with a one for five (1:5) consolidation of its common shares as a result of the delisting determination notice received from NASDAQ. On May 2, 2003, the shareholders of TIW adopted a resolution to enable the Board of Directors to proceed with a share consolidation at a ratio ranging between 1:5 and 1:25.

The effective date of the consolidation is expected to be approximately three business days after the mailing of letters of transmittal to shareholders, which will take place within the next month. On the effective date of the consolidation, every five shares of TIW’s common shares will automatically be converted into one common share. New share certificates will be issued upon return of pre-consolidation share certificates. No fractional shares will be issued. Shareholders who would otherwise be entitled to receive a fractional share will receive cash instead in a proportional amount to the average closing price of the common shares for the twenty trading days prior to the effective date of the consolidation. Following the consolidation, the number of issued and outstanding common shares will be reduced from 467,171,780 to approximately 93,434,360 while the number of issued and outstanding preferred shares will remain unchanged at 35,000,000 but their conversion ratio will be changed from 1 common share for each preferred share to 1 common share for 5 preferred shares.

Forward-looking statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with almost 4.1 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. The Company’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

FOR INFORMATION:

MEDIA: MARK BOUTET Telesystem International Wireless Inc. (514) 673-8406 mboutet@tiw.ca	INVESTORS: SERGE DUPUIS Telesystem International Wireless Inc. (514) 673-8443 sdupuis@tiw.ca

Our web site address is: www.tiw.ca